1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
June 17, 2020	www.integraresources.com

VOTING RESULTS FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS HELD ON JUNE 16, 2020

VANCOUVER, British Columbia, June 17, 2020 – Integra Resources Corp. (“Integra” or the “Company”) is pleased to report the voting results from its Annual General and Special Meeting of Shareholders held on June 16, 2020. A total of 66,131,489 common shares have been voted, representing 55.3% of the Company’s outstanding shares.

1. Election of Directors

The following individuals were elected as directors for the ensuing year: Steve de Jong, George Salamis, David Awram, Timo Jauristo, Anna Ladd-Kruger, C.L. “Butch” Otter. The following is a summary of the voting results for all of the Company’s 6 directors:

Nominees	For %	Withheld %
Steve de Jong	99.5%	0.5%
George Salamis	99.99%	0.01%
David Awram	99.98%	0.02%
Timo Jauristo	99.99%	0.01%
Anna Ladd-Kruger	99.98%	0.02%
C.L. “Butch” Otter	99.98%	0.02%

2. Appointment of MNP LLP as Auditors of the Company

MNP LLP, Chartered Professional Accountants, were appointed as auditors of the Company at a remuneration to be fixed by the directors.

	For %	Withheld %
Appointment of MNP LLP as
Auditors of the Company	99.99%	0.01%

3. Approval of the Amended Equity Incentive Plan

The Company’s Amended Equity Incentive Plan was approved by disinterested shareholders.

	For %	Against %
Approval of the Amended
Equity Incentive Plan	93.3%	6.7%

The Company’s Amended Equity Incentive Plan is a “rolling” plan, pursuant to which the aggregate number of common shares to be issued under the plan shall not exceed 10% of the Company’s issued and outstanding common shares. The Amended Equity Incentive Plan now provides for the grant of deferred share units (DSUs) in addition to stock options and restriction share units (RSUs). The maximum number of common shares underlying RSUs and DSUs under the plan shall not exceed 1,500,000 and 500,000, respectively. The Amended Equity Incentive Plan also includes certain amendments to reflect grants to U.S. taxpayers. Please see the Company’s management information circular dated May 1, 2020 for further information on the Company’s Amended Equity Incentive Plan.

4. Approval of the Continuation of the Company

The Continuation of the Company to the Province of British Columbia under the Business Corporations Act (British Columbia) was approved.

	For %	Against %
Approval of the Continuation
of the Company	99.3%	0.7%

About Integra Resources

Integra Resources is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra Resources is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA (October 22, 2019).”

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1-604-416-0576

Forward looking and other cautionary statements

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: anticipated advancement of the DeLamar Gold-Silver Project; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar; and future development and construction plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward- looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.